Exhibit 99.1

For Immediate Release

RRSAT REPORTS A 6% REVENUE INCREASE IN SECOND QUARTER 2011
COMPARED WITH PREVIOUS QUARTER

BACKLOG GREW TO $204 MILLION

Second Quarter 2011 Highlights
▪	Revenues totaled $28.5 million, a 5.9% increase from the previous quarter and an 11.2% increase year on year.
▪	Backlog as of June 30, 2011 grew to $204 million.
▪	Increase 2011 annual revenue guidance to $108-112 million.
▪	Board of Directors declares cash dividend of $1.6 million or $0.09 per share.

Airport City Business Park, Israel – August 8th, 2011 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced its financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Results:
Revenues in the second quarter of 2011 totaled $28.5 million, an increase of 5.9% compared with $26.9 million in the previous quarter and an 11.2% increase compared with $25.7 million in the second quarter of 2010.

Gross Profit in the second quarter of 2011 totaled $6.6 million, representing a gross margin of 23.0%, compared with gross profit of $6.2 million in the previous quarter, representing a gross margin of 23.0%.  Gross profit in the second quarter of 2010 totaled $7.5 million, representing a gross margin of 29.1%.

Operating income for the second quarter of 2011 totaled $2.5 million, representing an operating margin of 8.8%, compared with an operating income of $2.0 million in the previous quarter, representing an operating margin of 7.4%.  Operating income in the second quarter of 2010 totaled $3.7 million, representing an operating margin of 14.5%.

Backlog of signed agreements, as of June 30, 2011, grew to $204 million, including $48 million of revenues expected to be recognized during the remainder of 2011, compared to a backlog of $202 million at the end of the previous quarter.

Net income on a GAAP basis for the second quarter of 2011 was $2.1 million compared with $0.9 million in the previous quarter and $2.5 million in the second quarter of 2010.  Net income per share on a fully diluted basis under GAAP for the second quarter of 2011 was $0.12, compared with $0.05 in the previous quarter and $0.14 in the second quarter of 2010.

Adjusted net income was $2.2 million for the second quarter of 2011, compared with $1.7 million in the previous quarter and $2.2 million in the second quarter of 2010. Adjusted net income per share on a fully diluted basis totaled $0.13 in the second quarter of 2011, compared with $0.10 in the previous quarter and $0.12 in the second quarter of 2010.

Adjusted EBITDA for the second quarter of 2011 totaled $4.5 million, compared with $4.0 million in the previous quarter and $5.4 million in the second quarter of 2010.

Cash, cash equivalents and marketable securities as of June 30, 2011 totaled $30.6 million, compared with $30.1 million as of March 31, 2011.  The net increase in the cash balance was mainly attributed to positive cash flow from operating activities of $4.5 million, partially offset by capital expenditures of $4.2 million.

Dividend Distribution:
On August 7, 2011, RRsat's Board of Directors declared a cash dividend in the amount of $0.09 per ordinary share, and in the aggregate amount of approximately $1.6 million. The dividend will be payable on September 7, 2011 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on August 24, 2011. According to Israeli tax law, the Company will withhold at source, 20% of the dividend amount payable to each shareholder, subject to applicable exemptions. The Company's dividend policy is described in detail in its most recent Annual Report on Form 20-F for the year ended December 31, 2010.

Guidance for revenue in the third quarter of 2011 is in the range of $27 - $29 million and for full year 2011 the Company is increasing its guidance to the range of $108 - $112 million from $105-$110 million.  Guidance for gross margin in the third quarter of 2011 is set at 22-24%.

David Rivel, CEO of RRsat commented, "This quarter, we have seen steady improvements across the board compared with the previous quarter.  Our goal of increasing our customer base, while growing with existing customers, is yielding results.  Our quarterly highlights include signing an agreement with an innovative global operator of video gaming channels to distribute its content in High Definition to both Europe and Asia.  We started to distribute a 24-hour sports channel in High Definition providing access to nearly 8,000 cable headends, representing close to 90% of the American cable market. Additionally, we have expanded our 3D services by offering advanced play-out and uplink services to an entertainment channel for broadcast in Asia.

Mr. Rivel continued, “We are pleased with our improvement and are looking ahead with the intention of continuing to grow while achieving solid results, improving profitability and becoming the leading global content management provider and distributor.”

Conference Call Information
Conference call scheduled later today, August 8, 2011 at 9:00 am ET (4:00 pm Israel time).  On the call, Mr. David Rivel, Founder & CEO, Mr. David Aber, CFO, and Mr. Lior Rival, VP Sales and Marketing, will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-668-9141
UK Dial-in Number: 0-800-917-5108
Israel Dial-in Number: 03-918-0609
International Dial-in Number:  +972-3-918-0609
at:
9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

Replay
A replay of the call will be available from the day after the call. A link to the replay will be accessible from RRsat’s website at: www.rrsat.com.  In addition, a telephone replay will be available for two days following the call. To access the telephone replay dial one of the following numbers:

1-888-326-9310 (US) and +972 3 925 5900 (International).

Use of Non- GAAP Financial Measures
RRsat uses two financial measures, adjusted net income and adjusted EBITDA, which are non-GAAP financial measures. RRsat believes that both non-GAAP financial measures are principal indicators of the operating and financial performance of its business. Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R, the non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of SFAS 133 and the resulting income tax (increase) decrease. Adjusted EBITDA is calculated by deducting from net income interest and marketable securities income, currency fluctuation and other financial income (expenses), net, changes in fair value of embedded currency conversion derivatives, other income (expenses), net, and adding non-cash equity-based compensation charge, depreciation and amortization.  Management believes the non-GAAP financial measures (adjusted net income and adjusted EBITDA) provided are useful to investors' understanding and assessment of RRsat’s on-going core operations and prospects for the future. Management uses these non-GAAP financial measures in order to evaluate the performance of the company. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  In addition, RRsat’s adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies.

Reconciliations of the non-GAAP measures (adjusted net income and adjusted EBITDA) to net income, the most comparable GAAP measure, are provided in the schedules attached to this release.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2010 and our Current Reports on Form 6-K.

Company Contact Information: David Aber, CFO Tel: +972 3 928 0777 Email: investors@rrsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com

FINANCIAL TABLES FOLLOW

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Operations

In thousands, except share data

	Six months ended		Three months ended
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010

Revenues	$55,448	$51,514	$28,518	$25,656
Cost of revenues	42,692	36,766	21,955	18,189
Gross profit	12,756	14,748	6,563	7,467

Operating expenses
Sales and marketing	3,454	3,129	1,710	1,559
General and administrative	4,805	4,100	2,358	2,159

Total operating expenses	8,259	7,229	4,068	3,718

Operating income	4,497	7,519	2,495	3,749

Interest and marketable securities income	222	254	106	97
Currency fluctuation and other financing income (expenses), net	282	(1,345)	92	(666)
Changes in fair value of embedded currency conversion derivatives	(1,191)	2,827	(191)	550
Income before taxes on income	3,810	9,255	2,502	3,730

Income taxes	(861)	(2,551)	(422)	(1,272)

Net income	$2,949	$6,704	$2,080	$2,458

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Operations (cont'd)

In thousands, except share data

	Six months ended		Three months ended
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010
Income per ordinary share

Basic income per ordinary share	$0.17	$0.39	$0.12	$0.14

Diluted income per ordinary share	$0.17	$0.38	$0.12	$0.14

Weighted average number of ordinary shares used to
compute basic income per ordinary share	17,346,561	17,326,716	17,346,561	17,326,716

Weighted average number of ordinary shares used to
compute diluted income per ordinary share	17,356,186	17,413,515	17,354,477	17,406,807

RRsat Global Communications Network Ltd. and its subsidiaries
Reconciliation of Adjusted Net Income and Adjusted EBITDA

in thousands except share data

	Six months ended		Three months ended
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010
Reconciliation of Net Income to Adjusted Net Income:
Net income - as reported	$2,949	$6,704	$2,080	$2,458

Non-cash equity-based compensation charge	28	214	3	108
Changes in fair value of embedded currency conversion derivatives	1,191	(2,827)	191	(550)
Change in deferred tax on embedded derivatives	(280)	707	(45)	138
Adjusted net income	$3,888	$4,798	$2,229	$2,154

Adjusted net income per diluted ordinary share	$0.22	$0.28	$0.13	$0.12

Reconciliation of Net Income to Adjusted EBITDA:
Net income - as reported	$2,949	$6,704	$2,080	$2,458
Interest and marketable securities income	(222)	(254)	(106)	(97)
Currency fluctuation and other financial income, net	(282)	1,345	(92)	666
Changes in fair value of embedded currency conversion derivatives	1,191	(2,827)	191	(550)
Income tax expense	861	2,551	422	1,272

Non-cash equity-based compensation charge	28	214	3	108
Depreciation and amortization	3,987	3,063	2,039	1,562
Adjusted EBITDA	$8,512	$10,796	$4,537	$5,419

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets

In thousands except share data

	June 30	December 31
	2011	2010

Current assets
Cash and cash equivalents	$9,343	$13,091
Marketable securities	21,229	22,516
Accounts receivable:
Trade (net of provision for doubtful accounts of $6,742 and $5,641 as of June 30, 2011 and December 31, 2010 respectively)	20,015	19,860
Other	583	1,312
Fair value of embedded currency conversion derivatives	690	893
Deferred taxes	2,001	1,657
Prepaid expenses	2,419	2,145

Total current assets	56,280	61,474

Fair value of embedded currency conversion derivatives	1,325	1,185

Deposits and long-term receivables	1,983	2,201

Long- term and prepaid expenses	7,679	7,709

Deferred taxes	137	501

Assets held for employee severance payments	2,010	2,015

Fixed assets, at cost, less accumulated depreciation and amortization	45,822	40,779

Goodwill	3,734	3,734

Intangible Assets, at cost, less accumulated depreciation and amortization	738	897

Total assets	$119,708	$120,495

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets (cont'd)

In thousands except share data

	June 30	December 31
	2011	2010

Liabilities and shareholders’ equity

Current liabilities
Accounts payable:
Trade	$12,521	$13,194
Other	2,842	2,455
Fair value of embedded currency
conversion derivatives	1,300	349
Related parties	85	55
Deferred income	6,432	8,456

Total current liabilities	23,180	24,509

Long - term liabilities
Deferred income	7,383	7,619
Fair value of embedded currency conversion derivatives	949	772
Liability in respect of employee severance payments	2,014	2,058
Deferred taxes	1,265	1,125

Total long - term liabilities	11,611	11,574

Total liabilities	34,791	36,083

Commitments, contingent liabilities and liens

Shareholders' equity
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares authorized as of June 30, 2011 and December 31, 2010; 17,346,561 shares issued and fully paid as of June 30, 2011 and December 31, 2010)	40	40
Additional paid in capital	52,921	52,893
Retained earnings	31,902	31,555
Accumulated other comprehensive gain (loss)	54	(76)

Total shareholders’ equity	$84,917	$84,412

Total liabilities and shareholders’ equity	$119,708	$120,495

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

In thousands

	Six months ended		Three months ended
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010

Cash flows from operating activities
Net income	$2,949	$6,704	$2,080	$2,458
Adjustments required to reconcile net income to net cash provided by operating activities
Depreciation and amortization	3,987	3,063	2,039	1,562
Provision for losses in account receivable	1,101	241	507	114
Deferred taxes	121	487	(113)	(44)
Discount accretion and premium amortization of held- to- maturity securities, net	-	(18)	-	(9)
Discount accretion and premium amortization of available- for- sale securities, net	(223)	(180)	(117)	(87)
Changes in liability for employee severance payments, net	(39)	104	(50)	(12)
Stock- based compensation	28	214	3	108
Changes in fair value of embedded currency conversion derivatives	1,191	(2,827)	191	(550)
Loss (Profit) from trading securities, net	(19)	39	(9)	88

Changes in assets and liabilities:

Decrease (increase) in account receivable - trade	(1,256)	(1,546)	(720)	1,230
Increase in related parties, net	30	7	40	11
Decrease (increase) in account receivable - other	729	(144)	770	115
Decrease (increase) in prepaid expenses	(274)	687	155	253
Decrease (increase) in deposits and long-term receivables	218	(513)	252	(72)
Increase (decrease) in accounts payable	1,656	(230)	(354)	(1,039)
Increase (decrease) in deferred income	(2,260)	(1,926)	(204)	368
Net cash provided by operating activities	$7,939	$4,162	$4,470	$4,494

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows (cont'd)

In thousands

	Six months ended		Three months ended
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010
Cash flows from investing activities

Investment in fixed assets	$(10,770)	$(7,165)	$(4,236)	$(3,733)
Investment in long term prepaid expenses	(13)	-	-	-
Proceeds (Investment) in short term deposits	-	1,920	-	(4,980)
Investments in securities available- for- sale	(4,140)	(523)	(617)	(207)
Increase in trading securities, net	(1)	(25)	(31)	(36)
Proceeds from securities available- for- sale	5,839	2,803	544	264
Proceeds from securities held to maturity	-	28	-	-

Net cash used in investing activities	$(9,085)	$(2,962)	$(4, 340)	$(8,692)

Cash flows from financing activities
Dividend paid	$(2,602)	$(3,963)	$-	$-
Net cash used in financing activities	$(2,602)	$(3,963)	$-	$-

Increase (decrease) in cash and cash equivalents	$(3,748)	$(2,763)	$130	$(4,198)

Balance of cash and cash equivalents at beginning of period	13,091	14,941	9,213	16,376

Balance of cash and cash equivalents at end of period	$9,343	$12,178	$9,343	$12,178

A. Non-cash transactions
Investment in fixed assets	$1,190	$1,338	$1,190	$1,338

B. Supplementary cash flow information
Income taxes paid	$702	$1,720	$319	$670